                                                                  EXHIBIT 99.7.a



                                PROMISSORY NOTE


$11,601,259.70                                             Englewood, Colorado
                                                           March 4 and 5, 1997

        FOR VALUE RECEIVED, the undersigned (Maker) promises to pay TCI Technology Ventures, Inc., or order (Note Holder), the principal sums of Five Million Seven Hundred Eighty-Seven Thousand Five Hundred Four and 85/100s Dollars ($5,787,504.85), with interest on such unpaid principal balance form March 4, 1997 until paid, and Five Million Eight Hundred Thirteen Thousand Seven Hundred Fifty-Four and 85/100s Dollars ($5,813,754.85), with interest on such unpaid principal balance from March 5, 1997 until paid. Interest shall be due and payable on March 1 of each year commencing March 1, 1998 at the 1 month LIBOR rate plus 100 basis points per annum compounded annually. All outstanding principal and unpaid interest shall be due and payable in full on March 31, 1999, at 5619 DTC Parkway, Englewood, Colorado, or such other place as the Note Holder may designate.

        Payments received for application to this Note shall be applied first to the payment of accrued interest specified above, and the balance applied in reduction of the principal amount hereof.

        If payment required by this Note is not paid when due, the entire principal amount outstanding and accrued interest thereon may be accelerated at the option of Note Holder. The Note Holder shall be entitled to collect all reasonable costs and expenses of collection and/or suit, including, but not limited to reasonable attorneys' fees.

        Maker may prepay the principal amount outstanding under this Note, in whole or in part, at the end of each month without penalty.

        Any notice to Maker provided for in this Note shall be in writing and shall be given and be effective upon (1) delivery to Maker or (2) mailing such notice by certified mail, return receipt requested, addressed to Maker at the Maker's address stated below, or to such other address as Maker may designate by notice to the Note Holder. Any notice to the Note Holder shall be in writing and shall be given and be effective upon (1) delivery to the Note Holder or (2) mailing such notice by certified mail, return receipt requested, to the Note Holder at the address stated in the first paragraph of this Note, or to such other address as the Note Holder may designate by notice to Maker.

        The indebtedness evidenced by this Note is secured by a Stock Pledge of even date herewith, and until released such Stock Pledge contains additional rights of the Note Holder. Such rights may cause acceleration of the indebtedness evidenced by this Note. Reference is made to the Stock Pledge for such additional terms.


Maker's Address:   5619 DTC Parkway
                   Englewood, Colorado


                                        /s/ JOHN C. MALONE
                                        ----------------------------------
                                        John C. Malone
                                        Executed on this 28th of May, 1997






                                       7